Exhibit (a)(5)(M)

Bayer
News release	Bayer AG Communications D-51368 Leverkusen Germany Tel.: +49 214 30-1 www.news.bayer.com

News Conference
Friday, March 24, 2006
Leverkusen

Address by

Werner Wenning,

Chairman of the Board of Management

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Good morning, ladies and gentlemen.

I also welcome you most cordially to our news conference.

As we announced last evening, we intend to make a public takeover offer to the stockholders of Schering AG. I assume that you have received our news release on this subject.

I therefore want only to briefly summarize the key facts of the proposed acquisition and provide you with a few additional explanations.

In a transaction with a total value of EUR 16.3 billion, Bayer proposes paying Schering's stockholders EUR 86 in cash for each Schering share or ADS (American Depositary Share).

This offer represents a 39 percent premium over the Schering share price prior to the announcement of the hostile bid by Merck and is more than 12 percent above this competing offer.

We are pleased that the Board of Management of Schering AG supports our proposal and has stated its intention to recommend acceptance of the offer by the company's stockholders.

Ladies and gentlemen, I would first like to outline the most important points of the proposed transaction.

We believe this merger to be an appropriate, convincing and value-creating step.

1.
It would enable us to achieve our stated aim of substantially strengthening our health care business as the primary growth engine for Bayer.

2.
We would create a leader in the area of specialty pharmaceutical products.

3.
We would produce a health care heavyweight of international standing, moving up to rank among the top 12 in the world.

4.
With a significantly higher research budget, we could also greatly accelerate growth in our pharmaceutical core indications.

5.
From the third year after completion of the transaction, we anticipate synergy effects in the order of EUR 700 million annually.

6.
Bayer's earning power would be sustainably improved. It is our intention to increase the EBITDAmargin for our health care business from 19 percent at present to 25 percent. This would have a tangible impact on the entire enterprise and we are confident we could increase the long-term target return for the Bayer Group as a whole."

7.
With a share of almost 50 percent in our overall portfolio, the health care business would be by far the largest Bayer subgroup.

8.
We would expand the contribution of our life sciences business to Bayer Group sales from 60 percent at present to around 70 percent, thus significantly reducing our dependence on cyclical economic developments.

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With combined annual sales of nearly EUR 15 billion, the merged businesses would enable us to greatly expand the HealthCare portfolio and significantly strengthen our earning power.

The proposed acquisition is thus perfectly consistent with our strategy of further growing our health care business, especially in the area of pharmaceutical specialty products.

Both companies are convinced that this merger is the best solution for creating a health care heavyweight which can continue to strengthen its market position on the basis of its innovative product portfolio and a well-stocked pipeline.

It is our intention to take a leadership role in the highly profitable pharmaceutical specialty products business. And this transaction would enable us to achieve this goal.

The share of total pharmaceutical sales contributed by specialty products would thus increase from the current level of 25 percent to around 70 percent. Put another way, the value of these sales would increase from almost EUR 1 billion to more than EUR 6 billion.

We see oncology, cardiology/hematology and gynecology as our future core indications.

Oncology in particular is expected to become a major growth driver of the pharmaceuticals portfolio.

The merger would unite two oncology businesses that complement each other very well. We aim also to benefit from the greatly enlarged sales and marketing platform in launching new products from our strong oncology pipeline.

This would apply particularly to our product Nexavar® that was recently introduced to the market in the United States. This product alone is expected to yield sales potential in excess of EUR 1 billion.

We also see cardiovascular risk management as a further engine of future growth. Alongside both companies' established products, we have great expectations of our pipeline. This applies particularly to our oral Factor Xa inhibitor for the treatment of thrombosis, which is also assumed to have blockbuster potential.

A further important pillar of the combined business would be gynecology, which includes Yasmin®, the world's leading oral contraceptive. Just a few days ago, Schering received approval in the United States for YAZ®, an important addition to the world's most innovative contraceptive portfolio that will greatly boost the blockbuster potential of the Yasmin® product family.

We also see a further platform for growth in the biological products of both companies. These include the top-selling Schering drug Betaseron® and two other growth drivers: Schering's Leukine® and Bayer's Kogenate®, which also has blockbuster potential. Already today, these biotech products generate sales of some EUR 2 billion.

Our merged business would thus hold leadership positions in many areas, including gynecology, the treatment of multiple sclerosis, hematology and contrast agents.

We would also be able to expand our global presence. Our combined business would in future give us leadership positions in all key regions of the world.

Ladies and gentlemen, in addition to effects of scale, the proposed acquisition will above all provide attractive returns in a very interesting area of the health care market.

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A key role will also be played by the future research platform, yielded by combining the R&D activities of the two companies. Individually, Bayer and Schering have both already demonstrated their research expertise and developed outstanding products.

We are firmly convinced that the combined pipeline of the two companies holds enough potential to ensure a sustained boost to innovation in the mid to long term.

The proposed new enterprise would have four projects in registration, 19 in Phase III clinical testing, 14 in Phase II trials and 17 in Phase I development.

Ladies and gentlemen, we have considerably strengthened the earning power of our Bayer HealthCare subgroup in recent months.

Whereas the market grew by around seven percent last year, Bayer HealthCare increased its sales by 17 percent. The increase in underlying EBIT was 27 percent.

We aim to build on this solid foundation and the proposed acquisition of Schering is an ideal opportunity.

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Here I would like to emphasize the great spirit of mutual trust that characterized our negotiations with Schering. I am very confident that this outstanding collaboration will continue throughout the pending integration process.

Ladies and gentlemen, it cannot be denied that Germany's standing as a pharmaceutical industry base has declined over the past 20 years. The country has lost its position as the world's pharmacy. It is therefore all the more important that we give a clear signal with this planned acquisition. I am convinced that the move is the best way of reasserting the importance of Germany as a pharmaceutical industry base.

Bayer and Schering are brands which stand for a high level of acceptance and innovative strength in the health care industry. We intend to continue benefiting from both names in the future.

It is therefore planned to merge Schering and Bayer's pharmaceuticals business in an independent division of Bayer HealthCare named "Bayer-Schering Pharmaceuticals".

The new undertaking, with sales of more than EUR 9 billion, would be headquartered in Berlin.

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We have proved on a number of occasions in the past that we are capable of smoothly and rapidly implementing integration processes.

It goes without saying that, in the acquisition of Schering, we will focus on merging the strengths and best features of both companies—from the employees through the organization to infrastructure.

It is especially important to us that our new colleagues from Schering are quickly made to feel at home under the Bayer roof.

In the coming integration phase, we will place great value on implementing all necessary measures fairly and in a socially responsible manner.

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Notwithstanding this, we must remember that the success of the proposed merger will depend very largely on realizing the available synergies. After all, creating competitive cost structures is crucial to achieving sustained growth.

In addition to the improved market position, we see a range of potential here, especially in light of the existing duplication of infrastructure. We expect the merger of our activities to generate synergies of EUR 700 million from the third year after completion of the transaction.

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        Let me now turn my attention to the funding.

        The proposed acquisition is to be financed through liquidity of around EUR 3 billion and a credit line provided by Credit Suisse and Citigroup. At a later date, it is planned to refinance this credit line through a combination of equity and debt capital and hybrid capital instruments.

        The planned equity capital measures will total up to EUR 4 billion, depending on the acceptance rate and the composition of the debt financing package.

        We also plan to sell our subsidiaries H.C. Starck and Wolff Walsrode, which are currently assigned to the Bayer MaterialScience subgroup.

        Ladies and gentlemen, as far as the financing is concerned, I would like to make one thing very clear.

        Our refinancing plans combine a balanced mix of equity and debt capital, together with the proceeds of the planned divestments. This will maintain a stable balance sheet structure in the future, too.

        Assuming completion of the transaction, we anticipate retaining an investment-grade rating and adhere to the important goal of maintaining a good A rating.

        On account of Schering's high earning power, by 2008 we anticipate an increase in earnings per share before transaction amortization, despite onetime restructuring charges.

        After realizing available synergies, we aim in 2009 to generate cash flow exceeding our capital costs, thus creating considerable value for our shareholders.

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        As you can see, the proposed acquisition of Schering is economically attractive and consistent with our strategic objectives.

        Ladies and gentlemen, we are convinced that the acquisition of Schering will be a very important step toward a successful future, benefiting both companies, their employees and our stockholders.

        It will give Bayer leadership positions in the pharmaceutical specialties business, allowing us to take a top global role in all areas of the business.

        In this way, we will achieve a further milestone in implementing our motto of Bayer: Science For ABetter Life.

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Important information

        This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.bayer.de.

        This is not an offer of Bayer AG's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

        Bayer AG intends to apply for exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

        This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in our reports filed with the SEC. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.